TOTAL NUMBER OF SEQUENTIAL PAGES 6
                    EXHIBIT INDEX ON SEQUENTIAL PAGE NUMBER 4

                                                               File No:333-10702




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

    Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of April, 2004.

                             COCA-COLA EMBONOR S.A.
                 (translation of registrant's name into English)

                         Avenida Apoquindo 3721, Piso 10
                           Las Condes, Santiago, Chile
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or 40-F:

                          Form 20-F x - Form 40-F ___

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b)
                   under the Securities Exchange Act of 1934:

                                    Yes_ No x

ITEM 1. Filing of Information on Debt Account with the Superintendencia de Valores y Seguros.

          Complying with the rules of Bulletin number 995 of the Superintendencia de Valores y Seguros of Chile (the
          "Superintendencia"), the Registrant filed information with the Superintendencia on the Debt Account up to April 30, 2004, corresponding to the issuance on March 25, 1999, in New York of bonds of Coca Cola Embonor S.A. Registrant has caused an English translation of such filing to be prepared, a copy of which is annexed hereto as
          Exhibit 99.1

ITEM 2.      Exhibits

     Exhibit                                                              Page
     Number                            Description                       Number

   99.1          Translation of Information on Debt Account                6

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             COCA-COLA EMBONOR S.A.
                                  (Registrant)


Date: May 7, 2004.                                 By:  /s/ Roger Ford


                                                   Roger Ford
                                                   Chief Financial Officer

Exhibit 99.1

                                             FORM 1 ON MONTHLY INFORMATION FOR ENTITIES WITH OUTSTANDINB BOND ISSUES

ISSUER:               COCA COLA EMBONOR S.A. THROUGH ITS CAYMAN ISLAND AGENCY
INFORMATION AS OF:    APRIL 30, 2004

------------------------------------------------------------------------------------------------------------------------------------
   NUMBER AND DATE     SERIES          DATE OF            PLACEMENT         INITIAL      FACE AMOUNT       ADJUST-      ADJUSTED
   OF REGISTRATION                     NOMINAL              EXPIRY        FACE AMOUNT    PLACED AND          MENT      FACE AMOUNT
       IN THE                           ISSUE                DATE           PLACED       OUTSTANDING        INDEX      OUTSTANDING
 SECURITIES REGISTRY                                                          US$            US$                          KCH$
------------------------------------------------------------------------------------------------------------------------------------
      ISSUED IN        UNIQUE       March 25, 1999      March 15, 2006    143,400,000    143,400,000         US$        89,622,132
      NEW YORK                      March 25, 1999      March 15, 2006     16,600,000     14,600,000         US$         9,124,708
                                 ---------------------------------------------------------------------------------------------------

                                        TOTALS                            160,000,000    158,000,000                    98,746,840
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------
         INTEREST              PAR            INTEREST           AMORTIZATIONS
        ACCRUED AND           VALUE            PAID IN               PAID
          UNPAID                              THE MONTH          IN THE MONTH
           KCH$               KCH$              KCH$                 KCH$
------------------------------------------------------------------------------------

          1,130,857        90,752,989              -                  -
            115,136         9,239,844              -                  -
------------------------------------------------------------------------------------

          1,245,993        99,992,833              -                  -
------------------------------------------------------------------------------------





THE UNDERSIGNED DECLARES THAT THE INFORMATION IN THIS FORM IS TRUE AND CORRECT AND HE ASSUMES THE CORRESPONDING LEGAL LIABILITY FOR THE SAME.




           ANDRES VICUNA GARCIA-HUIDOBRO
----------------------------------------------------------
           GENERAL MANAGER       SIGNATURE



                                          MONTHLY CHANGE
                             ------------------------------------------
                             Exchange Rate                      624.98
                             ------------------------------------------

                             ------------------------------------------
                             Interest Rate                      9.875%
                             ------------------------------------------